SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Callisto Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.0001 PER SHARE

(Title of Class of Securities)

1312EM 10 4

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

CUSIP No. 1312EM 10 4

1	Name of Reporting Persons R. Merrill Hunter I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,376,872

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,376,872

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,376,872

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 23.7%(1)

14	Type of Reporting Person* IN

(1)  Based upon an aggregate of 157,509,404 shares of the Issuer’s issued and outstanding common stock as of December 16, 2010.

CUSIP No. 1312EM 10 4

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 20, 2010 (the “Schedule 13D”) relating to the beneficial ownership by R. Merrill Hunter (the “Reporting Person”) of Common Stock, par value $0.0001 per share (the “Common Stock”), of Callisto Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 420 Lexington Avenue, Suite 1609, New York, NY 10170.  Unless specifically amended in this Amendment No. 1, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) is hereby restated in its entirety as follows:

(a)   The Reporting Person is the beneficial owner of  37,376,872 shares or 23.7% of the Issuer’s common stock (based upon 157,509,404 shares of the Issuer’s common stock issued and outstanding as of December 16, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 21, 2010	/s/ R. Merrill Hunter
R. Merrill Hunter